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 FORM 3                                        OMB APPROVAL
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                                       OMB Number:       3235-0104
                                       Expires:  December 31, 2001
                                       Estimated average burden
                                    .  hours per response      0.5
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                 U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
     Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person*

   Quinn            Terrence                J.
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   (Last)          (First)              (Middle)


   65 East 55th St.
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                   (Street)

   New York        New York              10022
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   (City)           (State)               (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   7/13/00
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3. IRS Identification Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   ProMedCo Management Company (PMCO)
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5. Relationship of Reporting Person to Issuer (Check all applicable)

   [   ] Director
   [ X ] 10% Owner
   [   ] Officer (give title Below)
   [   ] Other (Specify below)(1)

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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ x ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person
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

                           Table I--Non-Derivative Securities Beneficially Owned

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1. Title of Security        2. Amount of            3. Ownership             4. Nature of Indirect
   (Instr. 4)                  Securities              Form:                    Beneficial
                               Beneficially            Direct (D)               Ownership
                               Owned                   or Indirect              (Instr. 5)
                               (Instr. 4)              (I) (Instr. 5)

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
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one reporting person, see instruction 5(b)(v).                     (Over)
                                                                                             SEC 1473 (3/99)



        Table II--Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security  2. Date Exercisable and  3. Title and Amount  4. Conversion or 5. Ownership Form of 6. Nature of
   (Instr. 4)                       Expiration Date          of Securities        Exercise Price   Derivative           Indirect
                                    (Month/Day/Year)         Underlying           of Derivative    Security:            Beneficial
                                 -----------------------     Derivative           Security         Direct (D)           Ownership
                                     Date     Expiration     Security                              or Indirect          (Instr. 5)
                                 Exercisable      Date       (Instr. 4)                            (I) (Instr. 5)
                                                          ------------------------
                                                            Title       Amount or
                                                                        Number of
                                                                         Shares
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
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Series A Convertible             7/13/00        (1)         Common Stock    3,090,920     (1)             I                (3)
Preferred Stock
Series B Convertible             7/13/00        (2)         Common Stock      568,175     (2)             I                (3)
Preferred Stock




Explanation of Responses:

(1) MTS Investors E, L.P. owns 77,273 shares of the ProMedCo Management Company's (the "Company") Series A Convertible Preferred Stock, par value
$0.01 per share (the "Series A Preferred Stock"). Each share of Series A Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), as is determined by dividing (x) the Series A Liquidation Preference (defined below) as of the conversion date, by (y) the Series A Conversion Price (defined below) as of the conversion date. The initial conversion price for Series A Preferred
Stock is $2.50 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series A Preferred Stock (the "Series A Conversion Price"). The "Series A Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(2) MTS Investors E, L.P. owns 22,727 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B
Preferred Stock").  Each share of Series B Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), as is determined by dividing (x) the Series B Liquidation Preference (defined below) as of the conversion date, by (y) the Series B Conversion Price (defined below) as of the conversion date. The initial conversion price for Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series B Preferred Stock (the "Series B Conversion Price"). The "Series B Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(3) MTS Investors, LLC is the general partner of MTS Investors E, L.P., the direct acquirer of the stock that is the subject of this Form 3. The Reporting Person is one of two managing members of MTS Investors, LLC. By reason of the provisions of Rule 16a-1 under the Securities Exchange Act of 1934, the Reporting Person disclaims any indirect pecuniary interest in the shares.

/s/ Terrence J. Quinn      7/21/00
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By: Terrence J. Quinn       Date

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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